600 TRAVIS, SUITE 1400 HOUSTON, TX 77002 PHONE: (281) 840-4000 FAX: (281) 840-4001

June 1, 2017

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Linn Energy, Inc.

Registration Statement on Form S-1

Filed April 28, 2017

File No. 333-217550

Dear Mr. Schwall:

This letter sets forth the response of Linn Energy, Inc. (the “Company”) to the comment provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 19, 2017 (the “Comment Letter”) concerning the Company’s Registration Statement on Form S-1, File No. 333-217550, initially filed with the Commission on April 28, 2017 (the “Registration Statement”).

For your convenience, we have repeated the Staff’s comment in bold face type exactly as given in the Comment Letter, and set forth below such comment is the Company’s response.

Registration Statement on Form S-1 filed April 28, 2017

1.	Regarding your recent emergence from bankruptcy proceedings and the pending divestiture of properties in western Wyoming, explain to us, in reasonable detail, how you considered providing pro forma financial information, including reserve information, reflecting these events. See Rule 11-01(a)(8) of Regulation S-X, which requires pro forma financial information when events occur for which disclosure of pro forma financial information would be material to investors.

Response: The Company acknowledges the Staff’s view that pro forma financial statements calculated in compliance with Article 11 of Regulation S-X are needed if events or transactions have occurred, or are probable, for which disclosure of pro forma financial information would be material to investors. The Company respectfully advises the Staff that it did not include in the Registration Statement pro forma financial statements with respect to the Company’s emergence from bankruptcy proceedings because the Company did not believe that such financial statements were material to investors for the reasons set forth below. With respect to the divestiture of its properties in western Wyoming, however, the Company furnished pro forma financial information reflecting the disposition of such assets, including reserve information, as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 1, 2017.

Emergence from Bankruptcy

Rule 11-01(a)(8) of Regulation S-X states that pro forma financial information shall be furnished if an event has occurred for which disclosure of pro forma financial statements would be material to investors. Section 3160.1 of the Division of Corporate Finance Financial Reporting Manual (“FRM”) includes an illustrative list of events that could trigger reporting of pro forma financial information, including an inconclusive reference to emergence from bankruptcy and registering securities under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), coupled with fresh start accounting, reorganization, changes in capital structure, or other events and transactions as an example of such events.

The Company considered this guidance in connection with filing the Registration Statement and determined that pro forma financial information, including reserve information, would not be meaningful or material to investors in light of the Company’s existing disclosures that are incorporated by reference into the Registration Statement. The Company has continued as a reporting company under the Exchange Act and has complied with the reporting requirements set forth under Section 13(a) of the Exchange Act through its entire Chapter 11 restructuring process. From the inception of the bankruptcy proceedings in May 2016 until its ultimate emergence from bankruptcy in February 2017, the Company provided potential and current investors with information concerning the impact of the restructuring on the Company’s capital structure through disclosure in its Exchange Act filings. These included, but are not limited to:

•	the Current Report on Form 8-K, filed on May 11, 2016, announcing the filing of the bankruptcy petitions; and

•	the Quarterly Reports on Form 10-Q for the periods ended (i) March 31, 2016, filed on May 12, 2016; (ii) June 30, 2016, filed on August 4, 2016; and (iii) September 30, 2016, filed on November 3, 2016.

The above-listed 2016 filings identified the effect of the filing of the bankruptcy petitions on the Company’s outstanding financial obligations and made clear the risks and uncertainties associated with such proceedings. In addition, the Company’s below-listed 2017 filings, which are incorporated by reference into the Registration Statement, outlined, among other things, the bankruptcy plan’s treatment of outstanding obligations and its effect on the Company’s finances, including discussion of the exit financing agreements:

•	the Current Report on Form 8-K, filed March 3, 2017, announcing the Company’s emergence from bankruptcy;

•	the Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed March 23, 2017 and amended on April 28, 2017;

•	the Quarterly Report on Form 10-Q for the period ended March 31, 2017, filed on May 11, 2017, which such report included fresh start accounting financial statements as of March 31, 2017; and

•	the Current Report on Form 8-K, filed June 1, 2017, which such report included pro forma financial information giving effect to the Company’s plan of reorganization and fresh start accounting as of January 1, 2016.

Accordingly, the Company fully disclosed the impact of restructuring on its capital structure and does not believe that additional pro forma financial statements would prove meaningful or material to investors.

Disposition of Wyoming Properties

The Company acknowledges that the recent disposition of its properties in western Wyoming constitutes an event for which disclosure of pro forma financial statements would be material to investors; therefore, the Company furnished pro forma financial information reflecting such disposition, including reserve information, as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 1, 2017.

As a smaller reporting company, the Company is permitted to incorporate by reference into a registration statement on Form S-1 Exchange Act filings made after the effectiveness of the Form S-1. The Registration Statement includes language incorporating by reference such future Exchange Act filings under the section titled “Where You Can Find More Information”; as such, the Form 8-K referenced herein was incorporated by reference into the Registration Statement upon its filing with the Commission.

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Please direct any questions with respect to the foregoing or any requests for additional supplemental information, to Matthew R. Pacey of Kirkland & Ellis LLP at (713) 835-3786.

Very truly yours,

LINN ENERGY, INC.

By:	/s/ Candice J. Wells
Name:	Candice J. Wells
Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:	Joseph Klinko, Securities and Exchange Commission

Brad Skinner, Securities and Exchange Commission

Kevin Dougherty, Securities and Exchange Commission

Matthew R. Pacey, Kirkland & Ellis LLP

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